AIS

02 DEC 30 AM 8:14

December 20, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

02060822

SUPPL

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 481/2002**

  Subject: Share Repurchase Report
  Date: December 20, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com , (662) 299-5221 or boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 1/8

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date December 20, 2002**

**Form for Reporting Share Repurchases**
**In the case where repurchasing the company's own shares is for financial management purposes.**
**ADVANCED INFO SERVICE Public Company Limited**
**Date December 20, 2002**

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer
2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

| Repurchased Date | Number of shares repurchased | Highest price (Baht/share) | Lowest price (Baht/share) | Total (Baht) |
|---|---|---|---|---|
| December 20, 2002 | 189,200 | 32.25 | 32.00 | 6,066,900 |

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,906,500 shares or equal to 0.065% of paid-up capital which is 61,765,300 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date December 20, 2002**

---

**Form for Reporting Share Repurchases**
**In the case where repurchasing the company's own shares is for financial management purposes.**
**ADVANCED INFO SERVICE Public Company Limited**
**Date December 20, 2002**

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer
2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

| Repurchased Date | Number of shares repurchased | Highest price (Baht/share) | Lowest price (Baht/share) | Total (Baht) |
|---|---|---|---|---|
| December 20, 2002 | 189,200 | 32.25 | 32.00 | 6,066,900 |

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,906,500 shares or equal to 0.065% of paid-up capital which is 61,765,300 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.